VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

July 29, 2024

VIA EDGAR

Mr. Seamus O’Brien, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Voya Funds Trust

(File Nos. 333-59745; 811-08895)

Dear Mr. O’Brien:

This letter responds to comments provided by telephone on July 12, 2024, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 129 (the “Amendment”) to the registration statement on Form N-1A for Voya Funds Trust (the “Registrant”) filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on May 24, 2024. The Amendment was filed for the purpose of updating the registration statement for certain series of the Registrant.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the registration statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act (the “Future Amendment”) to, as applicable: (i) reflect the revisions discussed herein in response to the Staff’s comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the registration statement.

1.Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the registration statement.

2.Comment: We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders prior to effectiveness.

Response: The Registrant confirms that these items will be included in the Future Amendment.

3.Comment: The Staff noted that Voya Short Duration High Income Fund “invests at least 80% of its net assets (plus borrowings for investment purposes) in debt securities issued by public and private companies, which, at the time of purchase, are rated below investment grade (rated Ba or below by Moody’s Investors Service, Inc. (“Moody’s”) or BB or below by S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”)) or, if unrated, determined by the sub-adviser (the “Sub-Adviser”) to be of comparable quality (sometimes referred to as “high-yield securities” or “junk bonds”), and in derivatives and other synthetic instruments that have economic characteristics similar to such debt securities.” Consider clarifying the disclosure by explaining the types of principal investments that the Fund will invest in that are considered “debt securities.”

Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 26, 2024

Page | 2

Response: The Registrant respectfully declines to list the various types of debt investments that may qualify as “debt securities” for the purposes of the Fund’s principal investment strategy because it believes the term “debt security” is a commonly understood term similar to “equity security,” which in the adopting release for amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Staff noted is one of the terms generally considered to have “a more standardized definition, whether based on plain English principles or established industry use”. In addition, the Registrant believes this term, when coupled with the added description in the Fund’s prospectus as issued by public and private companies and that are rated below investment grade, appropriately describes the Fund’s investments.

4.Comment: In reference to the following sentence in the principal investment strategies for Voya Short Duration High Income Fund, please confirm that the bank and floating rate secured loans that count towards the Fund’s 80% investment policy are rated below investment grade.

The Fund may invest up to 20% of its assets in bank loans and floating rate secured loans, which may be included among the Fund’s high-yield securities for purposes of the 80% policy described above.

Response: The Fund confirms that its investments in bank loans and floating rate secured loans that are applied towards the Fund’s 80% policy are only those bank loans and floating rate secured loans that are rated below investment grade or, if unrated, determined by the Sub-Adviser to be of comparable quality.

5.Comment: The Staff noted that Voya Short Duration High Income Fund includes “Foreign (Non-U.S.) Investments” as a principal risk and requests that the Fund clarify its principal investment strategy disclosure with respect to foreign investments.

Response: The Fund believes the following disclosure that is present in the Fund’s principal investment strategy addresses the Staff’s comment.

The Fund may invest up to 20% of its assets in foreign (non-U.S.) securities, which will typically be U.S. dollar-denominated but may include securities denominated in foreign currencies.

6.Comment: The Staff noted that Voya Short Duration High Income Fund includes “Preferred Stocks” as a principal risk and requests that the Fund clarify its principal investment strategy as to whether the Fund’s investments in preferred stock are considered debt securities for the purposes of the Fund’s 80% policy.

Response: The Fund confirms that its investments in preferred stock are considered debt securities for the purposes of the Fund’s 80% policy but respectfully declines to add specific disclosure on this point as it believes such disclosure is not required under Form N-1A.

*******************

Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 26, 2024

Page | 3

Should you have any questions or comments regarding this letter, please contact Staten Vermeer at (623) 742- 5783 or the undersigned at (480) 477-2457.

Regards,

/s/ Gizachew Wubishet Gizachew Wubishet

Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Joanne Osberg, Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq. Ropes & Gray LLP

Jessica Reece, Esq. Ropes & Gray LLP

Jeremy Smith, Esq. Ropes & Gray LLP